1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated October 20, 2004	5

FORWARD-LOOKING STATEMENTS

The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2003. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words “anticipate”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China’s telecommunications market and China’s economic growth.

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In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

•	our ability to obtain adequate financing on acceptable terms;

•	the adequacy of currently available spectrum or the availability of additional spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

We do not intend to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: October 21, 2004	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

ANNOUNCEMENT

The financial data of the Group (including the provincial mobile companies operating in Inner Mongolia and nine other provinces starting from 1 July 2004, the date of completion of the acquisition, to 30 September 2004) for the first three quarters of 2004, reflected:

•	Operating revenue reached RMB137.787 billion, up by 17.9% over the same period last year

•	EBITDA of RMB78.036 billion, up by 13.1% over the same period last year

•	Net profit of RMB28.898 billion, up by 10.3% over the same period last year in which the financial performance of the Company and its original subsidiaries, including the 21 provincial mobile companies, as compared on the same basis over the same period last year, showed:

•	Operating revenue reached RMB131.950 billion, up by 12.9%

•	EBITDA of RMB75.021 billion, up by 8.7%

•	Net profit of RMB28.278 billion, up by 7.9%

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2004.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data (Note 1)

	For the period from 1 January 2004 to 30 September 2004	For the period from 1 January 2003 to 30 September 2003	Increase

Operating Revenue (RMB)	137.787 billion (equivalent to approximately HK$129.988 billion)	116.853 billion (equivalent to approximately HK$110.239 billion)	17.9%

EBITDA (RMB)	78.036 billion (equivalent to approximately HK$73.619 billion)	68.986 billion (equivalent to approximately HK$65.081 billion)	13.1%

EBITDA margin	56.6%	59.0%

Net profit (RMB)	28.898 billion (equivalent to approximately HK$27.262 billion)	26.196 billion (equivalent to approximately HK$24.713 billion)	10.3%

Net Profit margin	21.0%	22.4%

Note 1: The above financial data is prepared in accordance with the generally accepted accounting principles in Hong Kong. In addition to the results of the Company and its original subsidiaries, including the 21 provincial mobile companies, the financial data of the Group for the first three quarters of 2004 also included the results of the provincial mobile companies in Inner Mongolia and nine other provinces starting from 1 July 2004, the date of completion of the acquisition, to 30 September 2004, while the financial data for the first three quarters of 2003 included the results of the Company and its original subsidiaries, including the 21 provincial mobile companies.

Operational Data (Note 2)

	As at 30 September 2004/For the period from 1 January 2004 to 30 September 2004	As at 30 June 2004/For the period from 1 January 2004 to 30 June 2004
Number of Subscribers	194.38 million	185.47 million
Net increase in subscribers for the relevant reporting period	28.27 million	19.36 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/User/Month)	92	93
Total Usage for the relevant reporting period (Minutes)	472.64 billion	302.27 billion
Average Usage per User per Month (MOU) during the relevant reporting period (Minutes/User/Month)	291	287
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.316	0.324
Number of Users of Mobile Data Services	147.09 million	139.73 million
Short Message Services Usage Volume for the relevant reporting period (Messages)	109.8 billion	69.8 billion
Network Capacity (Users)	226 million	217 million
Network Utilization Rate	86.0%	85.4%
Number of Employees	85,621	84,061
Labour Productivity (Subscribers/Employee)	2,270	2,206

Note 2: The above operational data for the first three quarters and the first half of 2004 included the data referable to all 31 provincial mobile companies starting from 1 January 2004.

By leveraging the advantages of scale that result from its being the market leader in Mainland China’s mobile telecommunications industry, and by ceaselessly pursuing refined management techniques, the Group achieved favourable financial results for the first three quarters of 2004, notwithstanding the competitive market environment. The Group’s operating revenue reached RMB137.787 billion, representing an increase of 17.9 per cent. compared to the same period of last year. EBITDA reached RMB78.036 billion, representing an increase of 13.1 per cent. compared to the same period of last year. EBITDA margin was maintained at a relatively high level of 56.6 per cent. Net profit reached RMB28.898 billion, representing an increase of 10.3 per cent. compared to the same period of last year. Excluding the contribution from the provincial mobile companies operating in Inner Mongolia and other nine provinces that were acquired on 1 July 2004, the operating revenue, EBITDA and net profit

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of the Company and its original subsidiaries, including the 21 provincial mobile companies, for the first three quarters of 2004 was RMB131.950 billion, RMB75.021 billion and RMB28.278 billion, respectively, representing an increase of 12.9%, 8.7% and 7.9%, respectively, over the comparable data of such companies for the same period last year.

By leveraging its premium and efficient network and significant brand advantages, refining its management methods, adopting effective marketing strategies, delivering personalised services, and focusing on innovation and developing new businesses, the Group continued to make encouraging progress in developing its business and recorded robust subscriber growth in a competitive environment during the first three quarters of 2004. As at 30 September 2004, the Group’s subscribers (including all 31 provincial mobile companies) reached 194.38 million. Owing to the robust subscriber growth, which was primarily comprised of low-usage, low ARPU customers, the Group’s ARPU for the first three quarters of 2004 continued to decline. However, total usage and operating revenue recorded sustained and favourable growth as a result of the robust growth in subscriber base and the flexible and effective marketing plans that stimulated increased voice usage volume. During the period, the decline in average revenue per minute of usage has been relatively better controlled.

The Group will continue to fully leverage its leading position in Mainland China’s mobile telecommunications industry and its economies of scale, further integrate its brands catering to different target customer segments, and aggressively develop mobile data and other new businesses. The Group will unswervingly pursue business and service innovation, focusing on its mobile telecommunications business. The Group will strive to consolidate its leading market position and maintain its sound fundamentals and sustainable development, with a view to generating greater value for its shareholders. Within a competitive environment, the Group will continue to adhere to the principle of “win-win” co-opetition, promoting orderly and rational competition and striving to foster a healthy environment for further industry development. This will better serve the long-term interests of consumers, operating companies and investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

For your convenience, this announcement contains translation between Renminbi amounts and Hong Kong dollars at RMB1.06 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at this rate, or at all.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.

By Order of the Board
China Mobile (Hong Kong) Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 20 October 2004

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